International Electronics, Inc.

427 Turnpike Street

Canton, MA 02021

June 1, 2005

Securities and Exchange Commission

Washington, D. C. 20549

Filed Through EDGAR

RE:	International Electronics, Inc.

Form 10-KSB for the fiscal year ended August 31, 2004

Filed November 22, 2004

Form 10-QSB for the quarter ended November 30, 2004

File No. 000-16305

Gentlemen:

This letter is in response to your letter of April 28, 2005. Our responses below are keyed to your comments in that letter.

1.	While we agree that the text of the certification required by Rule 13a-14 does not contain the exact words as specified in item 601(b)(31) of Regulation S-B, we believe that both the filed certification and the certification which we provided to you with our letter dated March 28, 2005 contained all of the required words subject to certain typographical errors. We do not believe that the SEC intended to punish our Company for putting extra words (which do not change the meaning of the certification) or for typographical errors. Question 17 of the November 8, 2002 Sarbanes-Oxley Act of 2002 Frequently Asked Questions seems to refer to a situation in which no 302 certification was filed. We believe that the text of the certification as previously filed is in compliance with Rule 13a-14. We request that any question regarding this be appealed to General Counsel’s office for the reasons which follow and which relate to the comments in our March 28, 2005 correspondence with you. However, we have attached as a contingency a revised Exhibit 31.1 in the hope that this revised certification, if our appeal is denied, can be filed pursuant to an amendment on a Form 8-K, bearing in mind that a certification, at the very least, in substantial compliance with the rule had been filed.

2.

While we believe that the proposed section on Controls and Procedures, Item 8A, when taken with the other documents filed, comply with your request, we have attached a revised Item 8A Controls and Procedures section. If you are satisfied that this revised Item 8A complies with the Commission’s rules, we would like to amend the Form 10-KSB for 2004 by substituting this new Item 8A for the Item 8A in the filed 10-KSB. We would like to accomplish this by filing a Form 8-K. On this item also, our position is that the additional language in the presently proposed (as submitted on March 28, 2005 ) Controls and Procedures, Item 8A complies with the Commission’s rules when taken in the context of the filed 10-KSB. We would like to appeal your decision on this matter to the General Counsel’s office as well.

As we indicated in our last letter to the Commission on this matter on March 28, 2005, and as our counsel indicated to your office that we would do, we have discussed a possible filing of an amended complete 10-KSB with Deloitte & Touche, LLP (“Deloitte”) which was the Company’s independent registered public accounting firm prior to February 25, 2005. Although Deloitte resigned that position on February 25, 2005, Deloitte has indicated a willingness to review an amended 10-KSB but it is clear from our conversations with them that this will involve some expense to the Company, the amount of which Deloitte is currently unwilling to commit to. As we previously indicated, we have two new directors who have joined the board since the filing of the Form 10-KSB for 2004, and they have not made any decisions about their position if they are required to participate in an amended 10-KSB for 2004.

We believe that the public would be properly served by not requiring a filing of a full amended 10-KSB but would be adequately served by filing a Form 8-K under section 8 describing the Commission’s concerns set forth in its prior letter of March 18, 2005 and the Commission’s letter of April 28, 2005 and attaching a revised certification, Exhibit 31.1 and a revised Item 8A as an amendment to the 10-KSB for 2004 already on file. When you reply, please send a copy of your response to our general counsel, Peter Myerson, Cohan Rasnick Myerson LLP, One State Street, Boston, MA 02109. Mr. Myerson’s fax number is (617) 227-1780. Mr. Myerson’s e-mail address is ppmyerson@aol.com.

Very truly yours,

International Electronics, Inc.

By: /s/ John Waldstein

      John Waldstein, President

Item 8A.    Controls and Procedures

(a)	Evaluation of disclosure controls and procedures. Our management, with the participation of our chief executive and chief financial officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”)), as of the end of the period covered by this annual report. Based on that evaluation, the chief executive and chief financial officer has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive and chief financial officers, to allow timely decisions regarding required disclosure.

(b)	Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting (as defined in Rules 240.13a-15(f) and 15d-15(f) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, John Waldstein, certify that:

1.	I have reviewed this annual report on Form 10-KSB for the year ended August 31, 2004 of International Electronics, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

(c)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer’s internal control over financial reporting, that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(i)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(ii)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

/s/ John Waldstein

John Waldstein

Chief Executive Officer and Chief Financial Officer

Dated: November 22, 2004